# SEC Schedule 13D/A (Amendment No. 2) — Beneficial ownership report by holders of more than 5% of a class

Issuer: Sage Therapeutics, Inc., CIK 0001597553
CUSIP: 78667J108
Title of class of securities: Common Stock, par value $0.0001 per share
Address of issuer's principal executive offices: 55 Cambridge Parkway, Cambridge, Massachusetts (MA), 02142
Date of event which requires filing of this statement: 07/30/2025
The filing person previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D.
Amends the filing with accession number 0000950157-25-000586
Filed by CIK 0000875045
Persons authorized to receive notices and communications: Wendell Taylor, Secretary, Biogen Inc., 225 Binney Street, Cambridge, Massachusetts (MA), 02142, (617) 679-2000

## Reporting persons
- Biogen Inc. (CIK 0000875045): type of reporting person: corporation (CO); citizenship or place of organization: Delaware (DE); source of funds: other (OO); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)
- Biogen MA Inc.: type of reporting person: corporation (CO); citizenship or place of organization: Massachusetts (MA); source of funds: other (OO); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)

## Item 1. Security and Issuer
Title of class of securities: Common Stock, par value $0.0001 per share
Name of issuer: Sage Therapeutics, Inc.
Address of issuer's principal executive offices: 55 Cambridge Parkway, Cambridge, Massachusetts (MA), 02142
Comment: The following constitutes Amendment No. 2 to the Schedule 13D filed by the undersigned ("Amendment No. 2") on January 10, 2024, as amended by Amendment No. 1 on July 21, 2025. This Amendment No. 2 amends the Schedule 13D as specifically set forth herein.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
Item 5 is hereby amended and restated in its entirety as follows:

As of July 28, 2025, the aggregate number of shares of Common Stock beneficially owned by the Reporting Persons was 6,241,473.00 shares, representing 9.941% of the 62,784,397 issued and outstanding shares of Common Stock of the Issuer as of July 23, 2025 (as disclosed in the Issuer's most recent quarterly report on Form 10-Q filed on July 30, 2025).

On July 29, 2025, the Reporting Persons sold all of their shares of Common Stock at a price per share of $8.53 in a block trade.

As of the date of this filing, the Reporting Persons beneficially own no shares of Common Stock, representing 0.00% of the issued and outstanding shares of Common Stock. As of the date of this filing, the Reporting Persons have no powers to vote, or to direct the vote of, or to dispose, or to direct the disposition of, shares of Common Stock.
Number of shares as to which each person has sole or shared power to vote or dispose: Item 5(a) of this Schedule 13D is incorporated by reference into this Item 5(b).
Transactions in the class effected during the past sixty days: Item 5(a) of this Schedule 13D is incorporated by reference into this Item 5(c).
Other persons with the right to receive dividends or sale proceeds: Not applicable.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: On July 29, 2025, the Reporting Persons ceased to be the beneficial owners of more than five percent of Common Stock.

## Signatures
- Biogen Inc.: /s/ Michael Dambach, Michael Dambach / Treasurer (07/30/2025)
- Biogen MA Inc.: /s/ Michael Dambach, Michael Dambach / Treasurer (07/30/2025)